UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING




(CHECK ONE): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR

For Period Ended:          JUNE 30, 2006
                    ------------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
                                ------------------------------

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READ INSTRUCTION (ON BACK PAGE) BEFORE  PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

INTERLINK ELECTRONICS, INC.
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Full Name of Registrant

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Former Name if Applicable

546 FLYNN ROAD
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Address of Principal Executive Officer (STREET AND NUMBER)

CAMARILLO, CA  93012
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City, State and Zip Code


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


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            |X|  |  (a)      The reasons  described in reasonable detail in Part
                 |           III of this form  could not be  eliminated  without
                 |           unreasonable effort or expense;
            |X|  |  (b)      The  subject  annual  report,  semi-annual  report,
                 |           transition  report on Form 10-K,  Form 20-F,  11-K,
                 |           Form N-SAR or form N-CSR, or portion thereof,  will
                 |           be filed on or before the  fifteenth  calendar  day
                 |           following the  prescribed  due date; or the subject
                 |           quarterly report or transition report on Form 10-Q,
                 |           or portion thereof,  will be filed on or before the
                 |           fifth  calendar day  following the  prescribed  due
                 |           date; and
                 |  (c)      The   accountant's   statement  or  other   exhibit
                 |           required  by Rule  12b-25(c)  has been  attached if
                 |           applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As disclosed in the Current Report on Form 8-K filed by the Registrant on November 3, 2005, the Registrant's Audit Committee, on management's recommendation, concluded that the Registrant's financial statements for the years ended December 31, 2003 and December 31, 2004 and the quarters ended March 31, 2005 and June 30, 2005 should no longer be relied upon and should be restated. In connection with the restatement, an independent investigation was undertaken by Dorsey & Whitney, LLP at the direction of the Registrant's Audit Committee. The Registrant announced the completion of this independent investigation in its Current Report on Form 8-K filed on March 6, 2006.

         Since that time, the Registrant's management worked diligently to finalize the restatement and subsequently, on July 24, 2006, the Registrant filed its Quarterly Report on Form 10-Q for the three months ended September 30, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2005, which reports included the restated financial statements. Since the filing of the reports for the 2005 periods, the Registrant's management has turned its attention toward and has worked diligently to finalize its financial statements for the quarters ended March 31, 2006 and June 30, 2006. However, due to the time and effort involved (and without unreasonable effort or expense), the Registrant has not been able to finalize its financial statements yet and is not able to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2006 within the prescribed time period. The Company now expects to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2006 later in the third quarter of 2006.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


CHARLES C. BEST                    (805)                       484-1356
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             (Name)               (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s). |_| Yes   |X| No

         The Registrant has not filed its Quarterly Report on Form 10-Q for the three months ended September 30, 2005 or its Annual Report on Form 10-K for the year ended December 31, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                  |X| Yes   |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that its results of operations for the three months ended March 31, 2006 will be a net loss and it expects that the net loss for the 2006 period will be greater than the net loss from operations for the three months ended March 31, 2005. The Company cannot estimate the amount of this anticipated change in results from 2005 to 2006 because it is still finalizing its financial statements and completing the matters discussed in Part III above.

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                           INTERLINK ELECTRONICS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   AUGUST 10, 2006                  By       /S/ CHARLES C. BEST
     --------------------------            -------------------------------------

                                                 Charles C. Best
                                                 Chief Financial Officer


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